                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  ------------

                                  SCHEDULE 13G
                                 (RULE 13d-102)

                                (AMENDMENT NO. 1)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13D-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)

                              Bracknell Corporation

                   -------------------------------------------
                                (Name of Issuer)

                      Common Stock, no par value per share

                   -------------------------------------------
                         (Title of Class of Securities)

                                    10382K102

                   -------------------------------------------
                                 (CUSIP Number)

                                December 31, 2001

                                  -------------
             (Date of Event Which Requires Filing of the Statement)

         Check the appropriate box to designate the rule pursuant to which this schedule is filed:

         [ ]      Rule 13d-1(b)

         [ ]      Rule 13d-1(c)

         [X]      Rule 13d-1(d)

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

CUSIP NO.  10382K102                 SCHEDULE 13G             PAGE 2 OF 5  PAGES

--------------------------------------------------------------------------------
1.       NAMES OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

         WorldCom, Inc.    58-1521612

--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a) [ ]

         (b) [ ]
--------------------------------------------------------------------------------
3.       SEC USE ONLY

--------------------------------------------------------------------------------
4.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Georgia

--------------------------------------------------------------------------------
                       5.    SOLE VOTING POWER:14,313,068 as of December 31,
                                  2001 (13,219,315 effective January 1, 2002)*
                       ---------------------------------------------------------
                       6.    SHARED VOTING POWER                       0
NUMBER OF SHARES
BENEFICIALLY           ---------------------------------------------------------
OWNED BY EACH          7.    SOLE DISPOSITIVE POWER      14,313,068 as of
REPORTING                         December 31, 2001 (13,219,315 effective
PERSON WITH                       January 1, 2002)*
                       ---------------------------------------------------------
                       8.      SHARED DISPOSITIVE POWER                0

--------------------------------------------------------------------------------
9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  14,313,068 as of December 31, 2001 (13,219,315 effective
                  January 1, 2002)*
--------------------------------------------------------------------------------
10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES
                                                                             [_]
--------------------------------------------------------------------------------
11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         19.9% as of December 31, 2001 (18.83% effective January 1, 2002)*
--------------------------------------------------------------------------------
12.      TYPE OF REPORTING PERSON

         CO

--------------------------------------------------------------------------------

CUSIP NO.  10382K102                 SCHEDULE 13G             PAGE 3 OF 5  PAGES


PRELIMINARY STATEMENT:

         This Amendment No. 1 amends in its entirety the Schedule 13G filed February 12, 2001. The cover page and all items in the Scheudle 13G shall be amended and restated in their entirety as follows:

ITEM 1(a).        NAME OF ISSUER:

                  Bracknell Corporation

ITEM 1(b).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  121 South 8th Street
                  Suite 1100
                  Minneapolis, MN  55402

ITEM 2(a).        NAME OF PERSON FILING:

                  WorldCom, Inc.

ITEM 2(b).        ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                  WorldCom, Inc.
                  500 Clinton Center Drive
                  Clinton, Mississippi 39056

ITEM 2(c).        CITIZENSHIP:

                  Georgia, United States

ITEM 2(d).        TITLE OF CLASS OF SECURITIES:

                  Common Stock, no par value per share

ITEM 2(e).        CUSIP NUMBER:

                  10382K102

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

                  Not applicable

ITEM 4.  OWNERSHIP.

                  (a) Amount beneficially owned:

CUSIP NO.  10382K102                 SCHEDULE 13G             PAGE 4 OF 5  PAGES


                  14,313,068 as of December 31, 2001 (13,219,315 effective
                  January 1, 2002)**

                  (b) Percent of class:

                           19.9% as of December 31, 2001 (18.83% effective January 1, 2002)*

                  (c) Number of shares as to which such person has:

                  (i)      Sole power to vote or to direct the vote:

                           14,313,068 as of December 31, 2001 (13,219,315
                           effective January 1, 2002)*

                  (ii)     Shared power to vote or to direct the vote:

                           0

                  (iii) Sole power to dispose or to direct the disposition of:

                           14,313,068 as of December 31, 2001 (13,219,315
                           effective January 1, 2002)*

                  (iv) Shared power to dispose or to direct the disposition of:

                           0

ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                  Not applicable

ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON.

                  Not applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

                  Not applicable

ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                  Not applicable

ITEM 9.           NOTICE OF DISSOLUTION OF GROUP.

                  Not applicable

ITEM 10.          CERTIFICATION.

                  Not applicable.

CUSIP NO.  10382K102                 SCHEDULE 13G             PAGE 5 OF 5  PAGES


* As of December 31, 2001, the Reporting Person owned beneficially 8,648,315 shares of the Issuer's Common Stock, a warrant to acquire up to 1,200,000 of the Issuer's Common Stock at $CN 11.66 per share, and up to 4,571,000 shares of the Issuer's Common Stock into which the Series D Preferred Stock would become convertible on January 5, 2002 (i.e., within sixty days of such date). The actual number of shares into which such Series D Preferred Stock was convertible was limited to an aggregate maximum ownership by the Reporting Person of 19.9%. Thus, in total, on December 31, 2001 the Reporting Person owned or may be deemed to have owned in the aggregate 14,161,383 shares of the Issuer's Common Stock, representing approximately 19.9% of the presently outstanding shares of the Issuer (on the basis of 65,649,662 shares of Common Stock of the Issuer issued and outstanding as reported in the Issuer's Form 10-Q for the quarterly period ended July 31, 2001, filed with the Commission), plus for this purpose an additional 1,200,000 shares issuable upon exercise of the warrant and an additional 4,313,068 shares issuable upon the conversion of the Series D Preferred Stock. Effective January 1, 2002, the Reporting Person owned beneficially 8,648,315 shares of the Issuer's Common Stock, and up to 4,571,000 shares of the Issuer's Common Stock into which the Series D Preferred Stock would become convertible on January 5, 2002 (i.e., within sixty days of such date). Thus, in total, on January 1, 2002 the Reporting Person owned or may be deemed to have owned in the aggregate 13,219,315 shares of the Issuer's Common Stock, representing approximately , 18.83% of the presently outstanding shares of the Issuer., plus for this purpose an additional 4,571,000 shares issuable upon the conversion of the Series D Preferred Stock as described above).

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          February ___, 2002


                                          WorldCom, Inc.


                                          By
                                             --------------------------------
                                          Name:  Scott D. Sullivan
                                          Title: Chief Financial Officer